Exhibit 99.1

FENNEC PHARMACEUTICALS ANNOUNCES FIRST QUARTER 2023 FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE

~ Strong PEDMARK® Commercial Momentum Building in 2023 with Broad Payor and Medicaid Coverage ~

~PEDMARK® Permanent J-Code Effective April 1, 2023 ~

~ Recent Positive CHMP Opinion in EU Recommending Approval of PEDMARQSITM ~

~ Company to Host Conference Call Today, Thursday, May 11 at 8:30 a.m. ET ~

Research Triangle Park, NC, May 11, 2023 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company, today reported its financial results for the fiscal quarter ended March 31, 2023 and provided a business update.

“During the first quarter, we continued to see strong commercial momentum and uptake of PEDMARK®, further underscoring the significant unmet medical need that exists for pediatric solid tumor cancer patients at risk for developing hearing loss associated with cisplatin treatment.  Additionally, we are seeing significant commercial activity in the second quarter as a result of the relationships cultivated with healthcare providers and the pediatric cancer patient community by our commercial team since launch in October 2022,” said Rosty Raykov, chief executive officer of Fennec Pharmaceuticals.  “We are pleased with the recent CHMP positive opinion for

PEDMARQSITM and the opportunity to expand PEDMARK’s presence and availability to patients in Europe.”

Recent Developments and Highlights:

●	Received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) recommending the approval of PEDMARQSI for reducing the risk of cisplatin-induced hearing loss (Ototoxicity) in pediatric patients with localized, non-metastatic solid tumors.

●	Received notification that the U.S. Centers for Medicare & Medicaid Services (CMS) has issued a permanent J-Code (J0208) for PEDMARK, which became effective April 1, 2023 and will help facilitate the reimbursement process.

●	Broad payor coverage in place with the largest commercial payors and Medicaid coverage in place across all fifty states.

●	The National Comprehensive Cancer Network® (NCCN) updated its clinical practice guidelines for Adolescent and Young Adult (AYA) Oncology to include PEDMARK (sodium thiosulfate injection) in January 2023.

●	The FDA granted Orphan Drug Exclusivity to PEDMARK (sodium thiosulfate injection) in January 2023. The FDA’s Orphan Drug Designation program is designed to advance the development of drugs that treat a condition affecting 200,000 or fewer U.S. patients annually. The seven-year market exclusivity for PEDMARK began on September 20, 2022, the date of its FDA approval, and continues until September 20, 2029. Additionally, in the approved prescribing label, the FDA has explicitly directed that PEDMARK® is not substitutable with other sodium thiosulfate products.

Upcoming Investor Event

●	Annual Meeting of Shareholders: Fennec would like to invite shareholders to attend its Annual General Meeting on Monday, June 12, 2023 at 10:00 a.m. ET, which will be held in person at The Nasdaq Market Site, New York, NY 10036, USA, or online by visiting www.virtualshareholdermeeting.com/FENC2023.

Financial Results for the First Quarter 2023

●	Cash Position – Cash and cash equivalents were $18.4 million at March 31, 2023 and $23.8 million at December 31, 2022. The decrease in cash and cash equivalents between March 31, 2023, and December 31, 2022, is the result of cash outlays for operating expenses related to the promotion of our product, small amounts of research and development and general and administrative expenses, which were offset by cash inflows from product sales. We anticipate that our cash, cash equivalents and investment securities as of March 31, 2023 will be sufficient to fund our planned operations for at least the next twelve months.

●	Net Sales – The company recorded net product sales of $1.7 million in the first quarter of 2023. The Company recorded discounts and allowances against sales in the amount of $0.2 million and cost of products sold of $0.1 million. The Company had gross profit of $1.6 million for the first quarter of 2023. In the first quarter of 2022, the Company had no revenues.

●	Research and Development (R&D) Expenses – Research and development expenses decreased by $1.4 million for the three months ended March 31, 2023, compared to the same period in 2022. The Company’s research and development activities for the first three months of 2023 consisted of costs associated with investigator initiated clinical trials. During the same period in 2022 and prior to approval of PEDMARK, manufacturing costs pertaining to PEDMARK were expensed to R&D expense in the period incurred, and following approval are reflected in inventory.

●	Selling and Marketing Expenses – Selling and marketing expenses include remuneration of our sales and marketing employees, dollars spent on marketing campaigns (sponsorships, trade shows, presentations, etc.), and any activities to support marketing and sales activities. Selling and marketing expenses for the first quarter of 2023 was $2.5 million.

●	General and Administrative (G&A) Expenses – G&A expenses increased by $2.2 million over the same period in 2022. Non-cash employee remuneration increased by $0.7 million over same period in 2022. Ongoing product support, professional and legal expenses and increased headcount accounted for the remaining increase.

●	Net Loss – Net loss for the quarter ended March 31, 2023 was $6.1 million ($0.23 per share), compared to $3.7 million ($0.14 per share) for the same period in 2022.

Q1 2023 CONFERENCE CALL INFORMATION

The Company will host a conference call today, May 11, 2023, at 8:30 a.m. ET, to discuss the Company’s financial results from the first quarter, ended March 31, 2023, and provide a business outlook for the remainder of 2023.

To access the conference call, please register via the following link: https://register.vevent.com/register/BIda2814a842e34d0d825731a73c51d74d

Upon registration, a dial-in number and unique PIN will be provided to join the call. To access the live webcast link, log onto www.fennecpharma.com and proceed to the News & Events/Event Calendar page under the Investors & Media heading. Please connect to the company’s website at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to listen to the webcast. A webcast replay of the conference call will also be archived on www.fennecpharma.com for thirty days.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete unaudited condensed consolidated financial statements for the period ended March 31, 2023 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Unaudited Condensed Consolidated

Statements of Operations:

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended
	March 31,	March 31,
	2023	2022

Revenue
PEDMARK product sales, net	$1,677	$—
Cost of products sold	(95)	—
Gross profit	1,582	—

Operating expenses:
Research and development	4	1,437
Selling and marketing	2,531	—
General and administrative	4,317	2,109

Total operating expenses	6,852	3,546
Loss from operations	(5,270)	(3,546)

Other (expense)/income
Unrealized foreign exchange loss	9	(3)
Amortization expense	(72)	(7)
Unrealized loss on securities	(30)	(91)
Interest income	109	9
Interest expense	(798)	(58)
Total other expense	(782)	(150)

Net loss	$(6,052)	$(3,696)

Basic net loss per common share	$(0.23)	$(0.14)
Diluted net loss per common share	$(0.23)	$(0.14)
Weighted-average number of common shares outstanding basic	26,559	26,019
Weighted-average number of common shares outstanding diluted	26,559	26,019

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	Unaudited	Audited
	March 31,	December 31,
	2023	2022

Assets

Current assets
Cash and cash equivalents	$18,390	$23,774
Accounts receivable, net	1,683	1,545
Prepaid expenses	639	770
Inventory	918	576
Other current assets	32	63
Total current assets	21,662	26,728

Non-current assets
Deferred issuance cost, net amortization	159	211
Total non-current assets	159	211
Total assets	$21,821	$26,939

Liabilities and stockholders’ deficit

Current liabilities:
Accounts payable	$2,947	$2,390
Accrued liabilities	1,073	2,219
Total current liabilities	4,020	4,609

Long term liabilities
Term loan	25,000	25,000
PIK interest	481	260
Debt discount	(341)	(361)
Total long term liabilities	25,140	24,899
Total liabilities	29,160	29,508

Stockholders’deficit:
Common stock, no par value; unlimited shares authorized; 26,411 shares issued and outstanding (2022 ‑26,361)	142,804	142,591
Additional paid-in capital	57,866	56,797
Accumulated deficit	(209,252)	(203,200)
Accumulated other comprehensive income	1,243	1,243
Total stockholders’ deficit	(7,339)	(2,569)
Total liabilities and stockholders’ deficit	$21,821	$26,939

Working Capital

Working capital	Fiscal Period Ended
Selected Asset and Liability Data:	March 31, 2023	December 31, 2022
(U.S. Dollars in thousands)
Cash and equivalents	$18,390	$23,774
Other current assets	3,272	2,954
Current liabilities	4,020	4,608
Working capital	$17,642	$22,120

Selected Equity:
Common stock and additional paid in capital	200,670	199,388
Accumulated deficit	(209,252)	(203,200)
Stockholders’ deficit	(7,339)	(2,569)

About Cisplatin-Induced Ototoxicity

Cisplatin and other platinum compounds are essential chemotherapeutic agents for the treatment of many pediatric malignancies. Unfortunately, platinum-based therapies can cause ototoxicity, or hearing loss, which is permanent, irreversible, and particularly harmful to the survivors of pediatric cancer.i

The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids or cochlear implants, which can be helpful for some, but do not reverse the hearing loss and can be costly over time.ii Infants and young children that are affected by ototoxicity at critical stages of development lack speech and language development and literacy, and older children and adolescents often lack social-emotional development and educational achievement.iii

PEDMARK® (sodium thiosulfate injection)

PEDMARK® is the first and only U.S. Food and Drug Administration (FDA) approved therapy indicated to reduce the risk of ototoxicity associated with cisplatin treatment in pediatric patients with localized, non-metastatic, solid tumors. It is a unique formulation of sodium thiosulfate in single-dose, ready-to-use vials for intravenous use in pediatric patients. PEDMARK is also the only therapeutic agent with proven efficacy and safety data with an established dosing paradigm, across two open-label, randomized Phase 3 clinical studies, the Clinical Oncology Group (COG) Protocol ACCL0431 and SIOPEL 6.

In the U.S. and Europe, it is estimated that, annually, more than 10,000 children may receive platinum-based chemotherapy. The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult, and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children that suffer ototoxicity at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

PEDMARK has been studied by co-operative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, COG ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, medulloblastoma, and other solid tumors. SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

Indications and Usage

PEDMARK® (sodium thiosulfate injection) is indicated to reduce the risk of ototoxicity associated with cisplatin in pediatric patients 1 month of age and older with localized, non-metastatic solid tumors.

Limitations of Use

The safety and efficacy of PEDMARK have not been established when administered following cisplatin infusions longer than 6 hours. PEDMARK may not reduce the risk of ototoxicity when administered following longer cisplatin infusions, because irreversible ototoxicity may have already occurred.

Important Safety Information

PEDMARK is contraindicated in patients with history of a severe hypersensitivity to sodium thiosulfate or any of its components.

Hypersensitivity reactions occurred in 8% to 13% of patients in clinical trials. Monitor patients for hypersensitivity reactions. Immediately discontinue PEDMARK and institute appropriate care if a hypersensitivity reaction occurs. Administer antihistamines or glucocorticoids (if appropriate) before each subsequent administration of PEDMARK. PEDMARK may contain sodium sulfite; patients with sulfite sensitivity may have hypersensitivity reactions, including anaphylactic symptoms and life-threatening or severe asthma episodes. Sulfite sensitivity is seen more frequently in people with asthma.

PEDMARK is not indicated for use in pediatric patients less than 1 month of age due to the increased risk of hypernatremia or in pediatric patients with metastatic cancers.

Hypernatremia occurred in 12% to 26% of patients in clinical trials, including a single Grade 3 case. Hypokalemia occurred in 15% to 27% of patients in clinical trials, with Grade 3 or 4 occurring in 9% to 27% of patients. Monitor serum sodium and potassium levels at baseline and as clinically indicated. Withhold PEDMARK in patients with baseline serum sodium greater than 145 mmol/L.

Monitor for signs and symptoms of hypernatremia and hypokalemia more closely if the glomerular filtration rate (GFR) falls below 60 mL/min/1.73m2.

Administer antiemetics prior to each PEDMARK administration. Provide additional antiemetics and supportive care as appropriate.

The most common adverse reactions (≥25% with difference between arms of >5% compared to cisplatin alone) in SIOPEL 6 were vomiting, nausea, decreased hemoglobin, and hypernatremia. The most common adverse reaction (≥25% with difference between arms of >5% compared to cisplatin alone) in COG ACCL0431 was hypokalemia.

Please see full Prescribing Information for PEDMARK® at: www.PEDMARK.com.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company focused on the development and commercialization of PEDMARK® to reduce the risk of platinum-induced ototoxicity in pediatric patients. Further, PEDMARK received FDA approval in September 2022 and has received Orphan Drug Exclusivity in the U.S. Fennec has a license agreement with Oregon Health and Science University (OHSU) for exclusive worldwide license rights to intellectual property directed to sodium thiosulfate and its use for chemoprotection, including the reduction of risk of ototoxicity induced by platinum chemotherapy, in humans. For more information, please visit www.fennecpharma.com.

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include statements about our business strategy, timeline and other goals, plans and prospects, including our commercialization plans respecting PEDMARK®, the market opportunity for and market impact of PEDMARK®, its potential impact on patients and anticipated benefits associated with its use, and potential access to further funding after the date of this release. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including the risks and uncertainties that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, our ability to obtain necessary capital when needed on acceptable terms or at all, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2022. Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

PEDMARK® and Fennec® are registered trademarks of Fennec Pharmaceuticals Inc.

©2023 Fennec Pharmaceuticals Inc. All rights reserved. FEN-1604-v1

For further information, please contact:

Investors:
Robert Andrade
Chief Financial Officer
Fennec Pharmaceuticals Inc.
+1 919-246-5299

Corporate and Media:
Lindsay Rocco

Elixir Health Public Relations
+1 862-596-1304
lrocco@elixirhealthpr.com

i Rybak L. Mechanisms of Cisplatin Ototoxicity and Progress in Otoprotection. Current Opinion in Otolaryngology & Head and Neck Surgery. 2007, Vol. 15: 364-369.

ii Landier W. Ototoxicity and Cancer Therapy. Cancer. June 2016 Vol. 122, No.11: 1647-1658.

iii Bass JK, Knight KR, Yock TI, et al. Evaluation and Management of Hearing Loss in Survivors of Childhood and Adolescent Cancers: A Report from the Children's Oncology Group. Pediatric Blood & Cancer. 2016 Jul;63(7):1152-1162.